This announcement is neither an offer to purchase nor a solicitation of an offer to sell Class B Shares (as defined below). The Offer is made solely by the Offer to Purchase (as defined below) and the related Letter of Transmittal, and is being made to all holders of Class B Shares. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Class B Shares pursuant thereto, Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Class B Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by Robertson, Stephens & Company LLC (the "Dealer Manager") or one or more registered brokers or dealers licensed under the laws of such jurisdiction.
Notice of Offer to Purchase for Cash
up to 1,800,000 Shares of
Class B Common Stock
of
DEKALB Genetics Corporation
at
$71.00 Net Per Share
by
Monsanto Company
Monsanto Company, a Delaware corporation ("Purchaser"), is offering to purchase up to 1,800,000 shares of Class B Common Stock, without par value (the "Class B Shares"), of DEKALB Genetics Corporation, a Delaware corporation ("Company"), at a price of $71.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 7, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, MARCH 6, 1996, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Investment Agreement dated January 31, 1996 (the "Investment Agreement") between Purchaser and Company. The Offer is conditioned upon conditions set forth in "Section 13. Certain Conditions of the Offer" in the Offer to Purchase. The Offer is not conditioned on there being tendered any minimum number of Class B Shares. If more than 1,800,000 Class B Shares are validly tendered and not withdrawn prior to the Expiration Date (as defined in "Section 1. Terms of the Offer" in the Offer to Purchase), such Class B Shares will be accepted on a pro rata basis upon the terms and subject to the conditions of the Offer according to the number of Class B Shares validly tendered and not properly withdrawn prior to the Expiration Date (with appropriate adjustments to avoid the purchase of fractional Class B Shares). Because of the time required to determine the precise number of Class B Shares validly tendered and not withdrawn, if proration is required, the Purchaser does not expect to announce the final results of proration until approximately seven Nasdaq National Market trading days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Holders of Class B Shares may obtain such preliminary information and final results from the Harris Trust Company of New York (the "Depositary") and also may obtain such preliminary information and final results from their broker.
The Board of Directors of the Company has, by unanimous vote of all directors, approved the Investment Agreement and the Ancillary Agreements (as defined in the "INTRODUCTION" of the Offer to Purchase), determined that the Investment Agreement, the Ancillary Agreements and transactions contemplated thereby, including the Offer, taken together, are fair to, and in the best interests of, the Company and its stockholders, and recommends that holders of Class B Shares who desire an opportunity to sell all or a portion of their Class B Shares for cash at this time accept the Offer and tender their Class B Shares pursuant to the Offer. For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Class B Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Class B Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Class B Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Class B Shares have been accepted for payment. Under no circumstances will interest on the purchase price for Class B Shares be paid, regardless of any delay in making such payment. In all cases, payment for Class B Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Class B Shares (the "Share Certificates") or timely confirmation of a book-entry transfer of such Class B Shares into the Depositary's account at one of the Book-Entry Transfer Facilities (as defined in "Section 2. Acceptance for Payment and Payment for Shares" of the Offer to Purchase) pursuant to the procedure set forth in "Section 4. Procedures for Tendering Shares" of the Offer to Purchase, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined in "Section 2. Acceptance for Payment and Payment for Shares" of the Offer to Purchase) in connection with a book-entry transfer and (iii) any other documents required under the Letter of Transmittal.
Subject to the following sentence, Purchaser expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Investment Agreement), at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including the occurrence of any condition specified in "Section 13. Certain Conditions of the Offer" of the Offer to Purchase, by giving oral or written notice of such extension to the Depositary. The Purchaser is required to extend the Offer for at least 10 business days from the scheduled expiration date and shall be entitled to extend the Offer for a period not exceeding 50 business days from the commencement of the Offer if, at the scheduled expiration date of the Offer, any of the Offer Conditions, as described in "Section 13. Certain Conditions of the Offer" of the Offer to Purchase, shall not have been satisfied or waived. Any such extension will be followed as promptly as practicable by public announcement thereof, such announcement to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled

Expiration Date of the Offer. During any such extension, all Class B Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of tendering stockholders to withdraw their Class B Shares. Tenders of Class B Shares made pursuant to the Offer are irrevocable except that such Class B Shares may be withdrawn at any time prior to 12:00 Midnight, New York City time, on Wednesday, March 6, 1996 (or the latest time and date at which the Offer, if extended by Purchaser, shall expire) and, unless theretofore accepted for payment and paid for by Purchaser pursuant to the Offer, may also be withdrawn at any time after April 7, 1996. For the withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Class B Shares to be withdrawn, the number of Class B Shares to be withdrawn and the name of the registered holder of such Class B Shares, if different from that of the person who tendered such Class B Shares. If Share Certificates evidencing Class B Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary, and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in "Section 3. Withdrawal Rights" of the Offer to Purchase), unless such Class B Shares have been tendered for the account of an Eligible Institution. If Class B Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in "Section 4. Procedures for Tendering Shares" of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Class B Shares. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. Withdrawal of Class B Shares may not be rescinded and any Class B Shares properly withdrawn will thereafter be deemed not validly tendered for any purposes of the Offer. Withdrawn Class B Shares may be retendered, however, by again following one of the procedures for tendering described in "Section 4. Procedures for Tendering Shares" of the Offer to Purchase at any time prior to the Expiration Date. The information required to be disclosed by Rule 14d-6(e)(1)(vii) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. Company has provided Purchaser with Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares whose names appear on Company's stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Class B Shares. The Offer to Purchase and the related Letter of Transmittal contain important information which should be read before any decision is made with respect to the Offer.
Questions and requests for assistance or for additional copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent or the Dealer Manager as set forth below, and copies will be furnished promptly at Purchaser's expense. No fees or commissions will be paid to brokers, dealers or other persons

(other than the Dealer Manager, the Information Agent and the Depositary in each case as described in the Offer) in connection with tenders of Class B Shares pursuant to the Offer. The Information Agent for the Offer is:

Wall Street Plaza
New York, New York 10005
Banks and Brokers call collect (212) 440-9800
Call Toll Free: 1-800-223-2064
The Depositary for the Offer is:
Harris Trust Company of New York

      By Mail:                    By Overnight Courier:        By Hand:
      Wall Street Station         77 Water Street, 4th Floor   Receive Window
      P.O. Box 1010               New York, NY 10005           77 Water Street, 5th Floor
      New York, NY 10268-1010                                  New York, NY 10005
      By Facsimile Transmission:                               Confirm by Telephone:
      (212) 701-7636                                           (212) 701-7663
      (212) 701-7637

The Dealer Manager for the Offer is:
Robertson, Stephens & Company
555 California Street, 26th Floor
San Francisco, California 94104
(800) 270-5829
February 7, 1996



21619  Taylor & Ives     Jay J. Cohen
Farrington & Favia     (212) 476-7600
Taylor & Ives (212) 921-9300
February96/TaylorIves/21619-D-01
2/6/96     jn/et/jn/et/jn/et      Proof   7